Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130945

NNN APARTMENT REIT, INC.
SUPPLEMENT NO. 4 DATED JANUARY 12, 2007
TO THE PROSPECTUS DATED JULY 19, 2006

This document supplements, and should be read in conjunction with, our prospectus dated July 19, 2006, as supplemented by Supplement No. 1 dated September 19, 2006, Supplement No. 2 dated November 16, 2006, and Supplement No. 3 dated December 11, 2006, relating to our offering of 105,000,000 shares of common stock. The purpose of this Supplement No. 4 is to disclose the status of our initial public offering and our acquisition of Hidden Lake Apartment Homes and related financing transactions.

Status of Our Initial Public Offering

As of January 11, 2007, we had received and accepted subscriptions in our offering for 1,832,085 shares of common stock, or $18,126,382.

Acquisition of Hidden Lake Apartment Homes

On December 28, 2006, we purchased Hidden Lake Apartment Homes, or the Hidden Lake property, for a purchase price of $32,030,000 from TR Hidden Lake Partners, Ltd., an unaffiliated third party. Currently, the Hidden Lake property is 99.5% leased. Hidden Lake Apartment Homes is a 380-unit class-A apartment property which consists of 19 buildings, located in San Antonio, Texas. We purchased the fee interest in the property through our wholly-owned subsidiary, Apartment REIT Hidden Lakes, LP.

Financing and Fees

We financed the purchase price of the Hidden Lake property with $19,218,000 in borrowings under a secured loan (as described below) with Wachovia Bank, National Association, or Wachovia, a $10,000,000 unsecured loan (as described below) from NNN Realty Advisors, Inc., the parent company of Triple Net Properties, LLC, our sponsor, and $2,500,000 in borrowings under our existing secured revolving line of credit with Wachovia (as described below). The balance was provided for with funds raised through this offering. We incurred an acquisition fee of $961,000, or 3.0% of the purchase price, to Triple Net Properties Realty, Inc., or Realty.

In connection with the acquisition of the Hidden Lake property, Apartment REIT Hidden Lakes, LP, our wholly-owned subsidiary, entered into a secured loan with Wachovia on December 28, 2006, or the Loan, evidenced by a promissory note, or the Promissory Note, in the principal amount of $19,218,000. The Promissory Note is secured by a Deed of Trust, Security Agreement and Fixture Filing on the Hidden Lake property and matures on January 11, 2017, or the Maturity Date. In general, the Promissory Note may not be prepaid prior to three months before the Maturity Date. The Promissory Note bears interest at a fixed rate of 5.34% per annum and requires monthly interest only payments beginning on February 11, 2007 for the 10-year term of the Loan. The Promissory Note provides for a default interest rate of 9.34% per annum in an event of default and late charges in an amount equal to 3.0% of the amount of any overdue payments, in addition to any default interest payments. Performance under the Promissory Note has been guaranteed by NNN Apartment REIT, Inc. under an Indemnity and Guaranty Agreement in favor of Wachovia. The Loan documents contain customary representations, warranties, covenants and indemnities as well as provisions for reserves and impounds.

On December 28, 2006, we also entered into an unsecured loan with NNN Realty Advisors, Inc., evidenced by an unsecured promissory note in the principal amount of $10,000,000, or the Unsecured Note. The Unsecured Note matures on June 28, 2007. The Unsecured Note bears interest at a fixed rate of 6.86% per annum and requires monthly interest only payments beginning on February 1, 2007 for the term of the Unsecured Note. The Unsecured Note provides for a default interest rate in an event of default equal to 8.86% per annum. NNN Realty Advisors, Inc. is the parent company of our sponsor, and therefore this loan is deemed a related party loan. The terms of this related party loan and the Unsecured Note, were approved by our board of directors, including the majority of our independent directors, and deemed fair, competitive and commercially reasonable by our board of directors.

On December 28, 2006, we also borrowed $2,500,000 under our existing secured revolving line of credit with Wachovia. We entered into a credit agreement, or the Credit Agreement, with Wachovia on October 31, 2006 to obtain a secured revolving line of credit with a maximum amount of $75,000,000 that matures on October 31, 2009 and bears interest at our choice of a base rate loan, at the greater of the Prime Rate plus 0.50% per annum or the Federal Funds Rate plus 1.00% per annum, or a LIBOR loan at LIBOR plus 1.50% per annum. On November 22, 2006, we entered into a first amendment to the Credit Agreement with Wachovia and LaSalle Bank National Association to provide for the assignment of 50.0% of Wachovia’s interest, rights and obligations under the Credit Agreement.

Description of the Property

The Hidden Lake property is a garden style, multifamily apartment community consisting of 19 residential buildings on approximately 49 acres at 8910 North Loop 1604 West in San Antonio, Texas. Of the 380 units, 300 were opened during the second half of 2004 and 80 were opened in 2006. The property contains a total of 304,000 rentable square feet and the average unit size is 800 square feet. The property contains 204 1-bedroom-1-bathroom units, 164 2-bedroom-2-bathroom units and 12 3-bedroom-2-bathroom units. As of December 31, 2006, the property had an average rent of $837 per unit. The leased space is residential with leases generally ranging from an initial term of six months to one year. Although there are no immediate plans to increase rents at the property, we will opportunistically increase rents in the future.

The buildings are wood frame construction on concrete slab foundations. The exteriors are a combination of Austin Stone and hardy-board siding with pitched roofs covered with asphalt shingles. The property contains 60 detached garages, which rent for $75 per month, and 488 open parking spaces. The parking ratio is approximately 1.44 spaces per unit. The property contains a clubhouse, fitness center, business center, resort style swimming pool and a jogging and walking trail. Each unit has nine foot ceilings, wood plank flooring, kitchen pantries, walk-in-closets and a private patio or balcony with exterior storage.

Units are individually metered for electricity which includes cooking, heating, air conditioning, and hot water, and the property bills its water/sewer expense back to residents.

San Antonio, Texas, where the property is located, is the seventh largest city in the United States according to the Census Bureau’s 2005 estimates with a population exceeding 1.2 million. San Antonio offers proximity to other major Texas population centers and is midway between the nation’s east and west coasts. As reported by REIS, Inc., Economy.com forecasts that San Antonio will enjoy employment gains of 2.3% growth in 2007. Several additional years of 3.0% job growth are expected to follow thereafter. The city’s major economic industries, including the tourism and hospitality sectors, are expected to continue to add jobs.

The Hidden Lake property is located in the far-northwest submarket of San Antonio, which is one of the fastest growing in the city and recent development projects in the area have enhanced its appeal to prospective residents. The area had a relatively low residential vacancy rate of 5.8% in the third quarter of 2006 versus 6.2% for the San Antonio Metro Area. In addition, the vacancy rate of residential properties built in the area after 1999 was only 5.1%.

There are two significant development projects that are both less than two miles from the property. The Rim is an 800 acre mixed-use development project located at the northeast corner of Loop-1604 and IH-10 with retail, office, residential and hospitality components. Retail anchors include Best Buy, Lowe’s, Target, Bass Pro Shops, JC Penney’s and Old Navy. Across from the Rim is The Shops at La Cantera. It is a 1.3 million square foot open-air regional shopping mall located on a 150 acre site with Nordstrom, Neiman-Marcus and Macy’s as anchors. The first phase of the development opened in 2005 and construction on the second phase is scheduled to begin in 2007. La Cantera is a 1700 acre master planned resort community that includes a Six Flags amusement park, a Westin resort and spa and two highly ranked golf courses.

The Hidden Lake property generally competes with four residential properties: Montecito, Elm Hollow, Mira Vista and Springs at Bandera. All of these properties have similar amenities to those found at the Hidden

Lake property. In order to compete well with these properties, management will continue to maintain the Hidden Lake property to the highest physical standards, actively market the property and focus on maintaining high levels of customer service. We anticipate that this strategy, along with the strong demand for multifamily housing, should keep the Hidden Lake property competitive in the market.

Thompson Realty Management, an unaffiliated third party, will continue to manage the property directly through a subcontract with Realty. We will pay Realty up to 4.0% of the monthly gross cash receipts generated by the Hidden Lake property, 3.5% of which will be re-allowed to Thompson Realty Management.

We currently have no plans for renovating, developing or expanding the Hidden Lake property. In the opinion of management, the property is adequately covered by insurance. We obtained a Phase I environmental survey and are generally satisfied with the environmental status of the property. We also obtained a Property Condition Report and are generally satisfied with its conclusions.

For federal income tax purposes, the depreciable basis in the Hidden Lake property will be approximately $29.3 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings and land improvements based upon estimated useful lives of 27.5 and 15 years respectively. Real estate taxes on the property for 2006 were $498,677, at a rate of 2.8949%.

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